SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VSee Health, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92919Y102

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92919Y102	13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Dominion Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,014,654 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,014,654 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,014,654 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4 of this Amendment to Statement on Schedule 13G (this “Amendment”), the percentage set forth on row (11) above and the number of shares of common stock, par value $0.0001 per share, of the issuer (the “Common Stock”) set forth on rows (6), (8) and (9) above include the number of shares of Common Stock that would be issuable upon full exercise of certain common stock purchase warrants of the issuer (the “Warrants”) directly and indirectly held by the reporting person and do not give effect to any conversion of certain convertible promissory notes directly and indirectly held by the reporting person (collectively, the “Notes”), which Notes are each subject to a 4.99% beneficial ownership limitation provision contained therein (a “Blocker”).

(2)	The percentage is based on (i) 15,362,278 shares of Common Stock outstanding, including 15,262,278 shares of Common Stock as reported by the issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on September 23, 2024 (the “Form 10-Q”), and 100,000 shares of Common Stock issued to an institutional investor on September 30, 2024, and (ii) 914,654 shares of Common Stock issuable upon full exercise of the Warrants directly and indirectly held by the reporting person. As more fully described in Item 4 of this Amendment, as a result of certain amendments to the Warrants, as of the date hereof, the reporting persons no longer beneficially own over 5% of the outstanding shares of Common Stock. This Amendment constitutes an exit filing for the reporting person.

CUSIP No. 92919Y102	13G	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Dominion Capital GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,014,654 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,014,654 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,014,654 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4 of this Amendment, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above include the number of shares of Common Stock that would be issuable upon full exercise of the Warrants directly and indirectly held by the reporting person and do not give effect to any conversion of the Notes directly and indirectly held by the reporting person, which Notes are each subject to a Blocker.

(2)	The percentage is based on (i) 15,362,278 shares of Common Stock outstanding, including 15,262,278 shares of Common Stock as reported in the Form 10-Q, and 100,000 shares of Common Stock issued to an institutional investor on September 30, 2024, and (ii) 914,654 shares of Common Stock issuable upon full exercise of the Warrants directly and indirectly held by the reporting person. As more fully described in Item 4 of this Amendment, as a result of certain amendments to the Warrants, as of the date hereof, the reporting persons no longer beneficially own over 5% of the outstanding shares of Common Stock. This Amendment constitutes an exit filing for the reporting person.

CUSIP No. 92919Y102	13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Dominion Capital Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,014,654 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,014,654 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,014,654 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

As more fully described in Item 4 of this Amendment, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above include the number of shares of Common Stock that would be issuable upon full exercise of the Warrants directly and indirectly held by the reporting person and do not give effect to any conversion of the Notes directly and indirectly held by the reporting person, which Notes are each subject to a Blocker.

(2)	The percentage is based on (i) 15,362,278 shares of Common Stock outstanding, including 15,262,278 shares of Common Stock as reported in the Form 10-Q, and 100,000 shares of Common Stock issued to an institutional investor on September 30, 2024, and (ii) 914,654 shares of Common Stock issuable upon full exercise of the Warrants directly and indirectly held by the reporting person. As more fully described in Item 4 of this Amendment, as a result of certain amendments to the Warrants, as of the date hereof, the reporting persons no longer beneficially own over 5% of the outstanding shares of Common Stock. This Amendment constitutes an exit filing for the reporting person.

CUSIP No. 92919Y102	13G	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Ascent Partners Fund LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 840,741 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 840,741 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,741 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4 of this Amendment, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above include the number of shares of Common Stock that would be issuable upon full exercise of a Warrant directly held by the reporting person and do not give effect to any conversion of a Note directly held by the reporting person, which Note is subject to a Blocker.

(2)	The percentage is based on (i) 15,362,278 shares of Common Stock outstanding, including 15,262,278 shares of Common Stock as reported in the Form 10-Q, and 100,000 shares of Common Stock issued to an institutional investor on September 30, 2024, and (ii) 740,741 shares of Common Stock issuable upon full exercise of the Warrant directly held by the reporting person. As more fully described in Item 4 of this Amendment, as a result of certain amendments to the Warrants, as of the date hereof, the reporting persons no longer beneficially own over 5% of the outstanding shares of Common Stock. This Amendment constitutes an exit filing for the reporting person.

CUSIP No. 92919Y102	13G	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS Mikhail Gurevich
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,014,654 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,014,654 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,014,654 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) HC, IN

(1)	As more fully described in Item 4 of this Amendment, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above include the number of shares of Common Stock that would be issuable upon full exercise of the Warrants directly and indirectly held by the reporting person and do not give effect to any conversion of the Notes directly and indirectly held by the reporting person, which Notes are each subject to a Blocker.

(2)	The percentage is based on (i) 15,362,278 shares of Common Stock outstanding, including 15,262,278 shares of Common Stock as reported in the Form 10-Q, and 100,000 shares of Common Stock issued to an institutional investor on September 30, 2024, and (ii) 914,654 shares of Common Stock issuable upon full exercise of the Warrants directly and indirectly held by the reporting person. As more fully described in Item 4 of this Amendment, as a result of certain amendments to the Warrants, as of the date hereof, the reporting persons no longer beneficially own over 5% of the outstanding shares of Common Stock. This Amendment constitutes an exit filing for the reporting person.

CUSIP No. 92919Y102	13G	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS Gennadiy Gurevich
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,014,654 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,014,654 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,014,654 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) HC, IN

(1)	As more fully described in Item 4 of this Amendment, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above include the number of shares of Common Stock that would be issuable upon full exercise of the Warrants directly and indirectly held by the reporting person and do not give effect to any conversion of the Notes directly and indirectly held by the reporting person, which Notes are each subject to a Blocker.

(2)	The percentage is based on (i) 15,362,278 shares of Common Stock outstanding, including 15,262,278 shares of Common Stock as reported in the Form 10-Q, and 100,000 shares of Common Stock issued to an institutional investor on September 30, 2024, and (ii) 914,654 shares of Common Stock issuable upon full exercise of the Warrants directly and indirectly held by the reporting person. As more fully described in Item 4 of this Amendment, as a result of certain amendments to the Warrants, as of the date hereof, the reporting persons no longer beneficially own over 5% of the outstanding shares of Common Stock. This Amendment constitutes an exit filing for the reporting person.

CUSIP No. 92919Y102	13G	Page 8 of 12 Pages

This Amendment to Statement on Schedule 13G (this “Amendment”) amends and supplements the Statement on Schedule 13G filed by the Reporting Persons (as defined below), other than Ascent (as defined below), with the U.S. Securities and Exchange Commission (“SEC”) on July 5, 2024 (the “Schedule 13G”). The purpose of this Amendment is to include Ascent as a new group member and to update Items 2 and 4 of the Schedule 13G accordingly, as well as to update the beneficial ownership information on the cover pages as of September 30, 2024 and in Item 4 in the Schedule 13G, including to indicate that, as of the date hereof, each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the outstanding shares of common stock, par value $0.0001 per share, of the Issuer (as defined below) (the “Common Stock”) and to amend Item 5 of the Schedule 13G accordingly. This Amendment constitutes an exit filing for each of the Reporting Persons.

Item 1(a). Name of Issuer:

VSee Health, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 980 N Federal Hwy #304, Boca Raton, Florida 33432.

Item 2(a). Names of Persons Filing:

(i) Dominion Capital LLC, a Connecticut limited liability company (“Dominion”);

(ii) Dominion Capital GP LLC, a Delaware limited liability company (“Dominion GP”);

(iii) Dominion Capital Holdings LLC, a Delaware limited liability company (“Dominion Holdings”);

(iv) Ascent Partners Fund LLC, a Delaware limited liability company (“Ascent”);

(v) Mikhail Gurevich; and

(vi) Gennadiy Gurevich.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Amendment, pursuant to which the Reporting Persons have agreed to file this Amendment and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 256 West 38th Street, 15th Floor, New York, NY 10018.

Item 2(c). Citizenship:

Dominion is a Connecticut limited liability company. Each of Dominion GP and Dominion Holdings is a Delaware limited liability company. Ascent is a Delaware limited liability company. Each of Mikhail Gurevich and Gennadiy Gurevich is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which the Amendment relates is the Common Stock.

Item 2(e). CUSIP Number: 92919Y102

CUSIP No. 92919Y102	13G	Page 9 of 12 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth on rows 5 through 9 and 11 of the cover page to this Amendment and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 15,362,278 shares of Common Stock, including 15,262,278 shares of Common Stock as reported by the issuer in its Quarterly Report on Form 10-Q filed with the SEC on September 23, 2024, and 100,000 shares of Common Stock issued on September 30, 2024 to and directly held by Ascent and (ii) up to 173,913 and 740,741 shares of Common Stock issuable upon full exercise of certain common stock purchase warrants of the Issuer (the “Warrants”) directly held by Dominion and Ascent, respectively.

As of September 30, 2024, Dominion and Ascent each directly hold convertible promissory notes of the Issuer convertible into an aggregate of 1,244,647 and 1,277,778, respectively, shares of Common Stock (such notes collectively, the “Convertible Notes”), which are in each case, subject to a 4.99% beneficial ownership limitation provision contained therein (a “Blocker”). Due to the Blockers in the Convertible Notes, assuming the full exercise of the Warrants prior to any conversion of the Convertible Notes, Dominion and Ascent would be prohibited from converting the Convertible Notes into shares of Common Stock. The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the Blockers in the Convertible Notes. Consequently, as of September 30, 2024, each of the Reporting Persons was not deemed to be beneficial owners of the shares of Common Stock issuable upon any conversion of the Convertible Notes.

As of September 30, 2024, Dominion was the beneficial owner of 1,014,654 shares of Common Stock (the “Shares”), including 840,741 shares of Common Stock beneficially owned by Ascent. Ascent is a subsidiary of Dominion. Ascent has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its parent, Dominion. Dominion has the power to dispose of and the power to vote the Shares beneficially owned by it and Ascent, which power may be exercised by Dominion’s manager, Dominion GP. Dominion Holdings is the manager of Dominion GP. Each of the managers of Dominion Holdings, Mikhail Gurevich and Gennadiy Gurevich, has shared power to vote and/or dispose of the Shares beneficially owned by Ascent, Dominion, Dominion GP and Dominion Holdings. Neither Mikhail Gurevich nor Gennadiy Gurevich directly owns the Shares. By reason of the provisions of Rule 13d-3 of the Act, each of Mikhail Gurevich and Gennadiy Gurevich may be deemed to beneficially own the Shares which are beneficially owned by each of Ascent, Dominion, Dominion GP and Dominion Holdings. Dominion Holdings may be deemed to beneficially own the Shares which are beneficially owned by each of Ascent, Dominion and Dominion GP, and Dominion GP may be deemed to beneficially own the Shares which are beneficially owned by Ascent and Dominion, and Dominion may be deemed to beneficially own the Shares which are beneficially owned by Ascent.

On November 8, 2024, the Issuer and each of Dominion and Ascent amended each of the Warrants to include a Blocker provision in each such Warrant. As of the date hereof, each of the Warrants is subject to a Blocker, and no Warrants have been exercised.

As a result of the amendments to the Warrants, as of the date hereof, the Reporting Persons no longer beneficially own over 5% of the outstanding shares of Common Stock. As previously noted in this Amendment, this Amendment constitutes an exit filing for each of the Reporting Persons.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 92919Y102	13G	Page 10 of 12 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit 1 filed with this Amendment.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each of the Reporting Persons certify that, to the best of each of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 92919Y102	13G	Page 11 of 12 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024	DOMINION CAPITAL LLC

	By:	Dominion Capital GP LLC,
its Manager

	By:	Dominion Capital Holdings LLC,
its Manager

	By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

DOMINION CAPITAL GP LLC

	By:	Dominion Capital Holdings LLC,
its Manager

	By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

DOMINION CAPITAL HOLDINGS LLC

	By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

ASCENT PARTNERS FUND LLC

	By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Authorized Signatory

/s/ Mikhail Gurevich
Mikhail Gurevich

/s/ Gennadiy Gurevich
Gennadiy Gurevich

CUSIP No. 92919Y102	13G	Page 12 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing amendment to statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to such statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: November 14, 2024	DOMINION CAPITAL LLC

	By:	Dominion Capital GP LLC,
its Manager

	By:	Dominion Capital Holdings LLC,
its Manager

	By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

DOMINION CAPITAL GP LLC

	By:	Dominion Capital Holdings LLC,
its Manager

	By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

DOMINION CAPITAL HOLDINGS LLC

	By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

ASCENT PARTNERS FUND LLC

	By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Authorized Signatory

/s/ Mikhail Gurevich
Mikhail Gurevich

/s/ Gennadiy Gurevich
Gennadiy Gurevich